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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16


                     of the Securities Exchange Act of 1934


                          For the Month of March, 2003


                                ECI TELECOM LTD.
                 (Translation of Registrant's Name into English)


                 30 Hasivim Street o Petah Tikva 49133 o ISRAEL

                    (Address of Principal Corporate Offices)


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ATTACHED HERETO AND INCORPORATED HEREIN BY REFERENCE ARE THE
REGISTRANT'S AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2002 (INCLUDING INDEPENDENT AUDITORS' REPORTS), ATTACHED AS EXHIBIT 1 HERETO.







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SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               ECI TELECOM LTD.
                                               (Registrant)


                                               By:     /s/ Martin Ossad
                                                       -------------------------
                                               Name:   Martin Ossad
                                               Title:  Corporate Vice President
                                                       & General Counsel



Dated:  Thursday, April 3, 2003


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